Securities and Exchange Commission

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month ended February 29, 2004

Olicom A/S

(Translation of registrant’s name into English)

Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Olicom A/S
Form 6-K

Item 1. Financial Information

     See Condensed Consolidated Statements of Income of Olicom A/S (the “Company”) for the fiscal year ended December 31, 2003, and Condensed Consolidated Balance Sheets at December 31, 2002 (audited) and 2003 (unaudited), attached to the Press Release annexed hereto as Exhibit 99.1. Such unaudited financial statements include only such normally recurring adjustments necessary for a fair presentation of the results of operations for the periods presented and of the financial position of the Company at the date of the balance sheet. Such financial data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the 2003 Group and Parent Company Financial Statements of the Company.

Item 2. Exhibits

     Exhibit 99.1 Press Release issued by the Company on February 5, 2004.

Signatures

The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S

Date: February 5, 2004	By: /s/ Boje Rinhart

Boje Rinhart
Chief Executive Officer